1735 Connecticut Ave., NW
Washington, DC 20009
tel 202.483.7000
fax 202.483.4005

December 23, 2020

SUBMITTED VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Dorrie Yale
Suzanne Hayes
Li Xiao
Brian Cascio

Re:	United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2020
File Number: 000-26301

Ladies and Gentlemen:

This letter provides the responses of United Therapeutics Corporation (the “Company”) to the comment contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 15, 2020, in connection with the Company’s Annual Report on Form 10-K (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. The Company has set forth below the Staff’s comment in bold, followed by the Company’s response.

Annual Report on Form 10-K
Item 1A. Risk Factors, page 41

1.	We note that Article VIII of your Amended and Restated Bylaws provides that a state court located within the State of Delaware will be the exclusive forum for any derivative action, unless the state court does not have jurisdiction, in which case the exclusive forum will be the Delaware federal district court. Please confirm that, in future filings, you will include clear and prominent disclosure regarding the provision, including whether this provision applies to actions arising under the Securities Act or Exchange Act and any subject matter jurisdiction exceptions. In addition, in future filings, please add a risk factor discussing the risks accompanying such provision, including that there is uncertainty with respect to whether a court would enforce this provision, and state that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.

1735 Connecticut Ave., NW
Washington, DC 20009
tel 202.483.7000
fax 202.483.4005

Response:

The Company respectfully advises the Staff that the Company’s choice of forum provision is intended to apply to certain claims asserted under state law and all claims asserted derivatively on behalf of the Company. The Company understands that derivative claims ordinarily concern fiduciary duties owed to a corporation under state law. The forum provision also is intended to apply, however, to any derivative claims asserted on behalf of the Company under federal law, including the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act). The provision does not apply to any direct claims brought by the Company’s shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Securities Act or the Securities Exchange Act. The Company acknowledges that (1) there is uncertainty as to whether a court would enforce its forum provision; and (2) the Company’s shareholders will not be deemed, by operation of the choice of forum provision, to have waived the Company’s obligation to comply with all applicable federal securities laws and the rules and regulations thereunder.

To address the Staff’s concerns, the Company will include a risk factor regarding these issues in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

* * *

If you have any questions, please do not hesitate to contact me at (202) 483-7000.

Sincerely,

/S/ PAUL MAHON

Paul Mahon
Executive Vice President and General Counsel
United Therapeutics Corporation